

Mail Stop 4631

July 24, 2009

**Via U.S. mail and facsimile**

Ms. Suzanne I. Barth
President and Chief Financial Officer
Concrete Leveling Systems, Inc.
5046 E. Boulevard, NW
Canton, OH  44718

> **RE:    Form 10-K for the fiscal year ended July 31, 2008**
> **Form 10-Q for the period ended April 30, 2008**
> **File No. 000-53048**

Dear Ms. Barth:

We have reviewed your filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Report of Independent Registered Public Accounting Firm, page 6

1. Please make arrangements with your auditors to obtain an audit report indicating the audit was conducted in accordance with <u>standards</u> of the Public Company Accounting Oversight Board (United States), rather than <u>auditing standards</u> of the Public Company Accounting Oversight Board (United States).  Please amend this Form 10-K to include the revised audit report.

Ms. Suzanne I. Barth
Concrete Leveling Systems, Inc.
July 24, 2009
Page 2

Item 9A. Controls and Procedures, page 14

2.  Please amend this Form 10-K to disclose the conclusions of your principal executive
    and principal financial officers regarding the effectiveness of your disclosure controls
    and procedures as required by Item 307 of Regulation S-K. Please also amend your
    Forms 10-Q for the periods ended October 31, 2008, January 31, 2009 and April 30,
    2009 to include this required disclosure in Item 4 of Part I of these Forms 10-Q.
    When you file the requested amendments, please ensure that you include currently
    dated certifications that refer to the Form 10-K/A or Form 10-Q/A, as applicable.

3.  When you file your Form 10-K for the period ended July 31, 2009, please also
    include management's report on internal control over financial reporting, as required
    by Item 308T(a) of Regulation S-K. In doing so, please ensure that management's
    report includes the disclosures required by Items 308T(a)(1) to (4) of Regulation S-K
    as well.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendments to expedite our review.  Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

Ms. Suzanne I. Barth
Concrete Leveling Systems, Inc.
July 24, 2009
Page 3


       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.


       Sincerely,


       Rufus Decker
       Accounting Branch Chief